FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

A Publicly-Held Company

CNPJ/MF n.º 20.730.099/0001-94

Material Fact

Acquisition of Control

SADIA S.A. announces to its Shareholders and to the market at large, in conformity with the provisions of Law No. 6404/76, Article 157, Para. 4 and the  Brazilian Securities Exchange and Commission - CVM Instruction No. 358/02, that on this date Sadia completed the acquisition of:

(i)

73.9% of the capital of the Brazilian limited partnership Baumhardt Comércio e Participações Ltda., enrolled in the Ministry of Finance National Register of Corporate Taxpayers - CNPJ/MF under No. 87.137.774/0001-47, for the total price of R$5,425,241.39, out of which the amount of R$ 969,096.56 has been retained in a deposit account as a guarantee against future contingencies; Baumhardt is the title holder of 80.10% of the ordinary shares and of 43.67% of the capital of Excelsior Alimentos S.A.; and

(ii)

271,945 ordinary shares issued by Excelsior, representing 9.1% of the total capital and 16.6% of the voting capital of Excelsior, in accordance with the terms of the agreement for the purchase and sale of shares, also executed on this date, with Edison Schaefer - CPF 195.317.880-49, Carmen Angela Weber – CPF 445.964.050-34; Irene Beatriz Forster Baumhardt - CPF 130.232.330-04;  Helena Beatriz Baumhardt - CPF 263.870.420-20;  Gladis Vilma Ruttke Dillenburg - CPF 008.924.160-68;  Norma Beatriz Ruttke Von Saltiel - CPF 168.292.800-44;  Clovis Luiz Baumhardt - CPF 004.725.570-68;  Ursula B.Baumhardt - CPF 122.994.560-15;  João Fernando Baumhardt - CPF 424.884.190-87;  Tirzah Holst Vitiello - CPF 049.829.080-89;  Renato Jackisch - CPF 153.164.320/53;  Telmo Schoeler - CPF 010.433.310-34;  Jorge Alberto Baumhardt - CPF 427.915.370-15;  Adalberto Osvaldo Holst e Silva - CPF 173.061.590-20;  Walter Fernandes Holst - CPF 023.990.597-00;  Carlos Alberto Fernandes Holst - CPF 008.951.990-68;  for the price of R$4.48 per share, which is equivalent to 80% of the per share price paid to Baumhardt partners in conformity with the above terms.

In accordance with Law 6404/76, Article 254-A and CVM Instruction No. 361/02, within 30 days as from this date, i.e., on July 25, 2008, Sadia shall submit to CVM, for registration, its compulsory public offer for the acquisition of the shares held by shareholders holding title over the outstanding ordinary shares issued by Excelsior, for the price of R$4.48 per share, a price equivalent to 80% of the amount of R$5.60, per share, paid to Baumhardt partners, as stated above, and identical to the purchase price, per share, paid to the Related Shareholders.

On the other hand, Sadia informs that it does not intend to cancel the registration of Excelsior as a publicly-held company, in the next 12 months.

Excelsior industrial park is located in Santa Cruz do Sul, State of Rio Grande do Sul, comprehending a plant of processed food products with its own cold-room facilities.

Excelsior has an annual production capacity of 16.2 thousand tons of processed products, 320 direct employees and its gross billings shall reach R$ 61 million in 2008.

São Paulo, June 26, 2008

Welson Teixeira Junior

Investor Relations Director